UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Unique Fabricating, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90915J 10 3

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 10

CUSIP No. 90915J 10 3

1.	Names of Reporting Persons. The Peninsula Fund V Limited Partnership
I.R.S. Identification Nos. of above persons (entities only). 27-0367405

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: The Peninsula Fund V Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,452,132

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,452,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%*
*The percentage is calculated based upon total outstanding shares of 9,591,861 as of November 16, 2015 as set forth in the Issuer’s Form 10-Q filed on November 17, 2015.

12.	Type of Reporting Persons (See Instructions): PN

Schedule 13G	Page 3 of 10

CUSIP No. 90915J 10 3

1.	Names of Reporting Persons. Peninsula Fund V Management L.L.C.
I.R.S. Identification Nos. of above persons (entities only). 27-0328657

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Peninsula Fund V Management L.L.C. is a limited liability company organized under the laws of the State of Michigan.

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,452,132

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,452,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%*
*The percentage is calculated based upon total outstanding shares of 9,591,861 as of November 16, 2015 as set forth in the Issuer’s Form 10-Q filed on November 17, 2015.

12.	Type of Reporting Persons (See Instructions): OO

Schedule 13G	Page 4 of 10

CUSIP No. 90915J 10 3

1.	Names of Reporting Persons. Peninsula Capital Partners L.L.C.
I.R.S. Identification Nos. of above persons (entities only). 38-3252514

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Peninsula Capital Partners L.L.C. is a limited liability company organized under the laws of the State of Michigan.

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,452,132

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,452,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%*
*The percentage is calculated based upon total outstanding shares of 9,591,861 as of November 16, 2015 as set forth in the Issuer’s Form 10-Q filed on November 17, 2015.

12.	Type of Reporting Persons (See Instructions): OO

Schedule 13G	Page 5 of 10

CUSIP No. 90915J 10 3

1.	Names of Reporting Persons. Scott A. Reilly
I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Mr. Reilly is a citizen of the United States of America.

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,452,132

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 1,452,132

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 15.1%*
*The percentage is calculated based upon total outstanding shares of 9,591,861 as of November 16, 2015 as set forth in the Issuer’s Form 10-Q filed on November 17, 2015.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 6 of 10

Item 1. (a)            Name of Issuer: Unique Fabricating, Inc.

Item 1. (b)            Address of Issuer's Principal Executive Offices: 800 Standard Parkway, Auburn Hills, Michigan, 48326

Item 2. (a)            Name of Person Filing:

This Schedule 13G is being jointly filed by The Peninsula Fund V Limited Partnership ("Peninsula"), Peninsula Fund V Management L.L.C. (“PFV Management”), Peninsula Capital Partners L.L.C. (“PC Partners”), and Scott A. Reilly (“Mr. Reilly”).

Item 2. (b)            Address of Principal Business Office or, if none, Residence:

Peninsula’s principal business office is located at:
500 Woodward Avenue, Suite 2800
Detroit, Michigan, 48226

PFV Management’s principal business office is located at:
500 Woodward Avenue, Suite 2800
Detroit, Michigan, 48226

PC Partner’s principal business office is located at:
500 Woodward Avenue, Suite 2800
Detroit, Michigan, 48226

Mr. Reilly’s principal business office is located at:
500 Woodward Avenue, Suite 2800
Detroit, Michigan, 48226

Item 2. (c)           Citizenship: Peninsula is a Delaware limited partnership. PFV Management is a Michigan limited liability company. PC Partners is a Michigan limited liability company. Mr. Reilly is a citizen of the United States of America.

Item 2. (d)            Title of Class of Securities: Common stock

Item 2. (e)            CUSIP Number: 90915J 10 3

Schedule 13G	Page 7 of 10

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Schedule 13G	Page 8 of 10

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount Beneficially Owned	Percent of Class†*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
The Peninsula Fund V Limited Partnership	1,452,132	15.1%	0	1,452,132	0	1,452,132
Peninsula Fund V Management L.L.C.	1,452,132	15.1%	0	1,452,132	0	1,452,132
Peninsula Capital Partners L.L.C.	1,452,132	15.1%	0	1,452,132	0	1,452,132
Scott A. Reilly	1,452,132	15.1%	0	1,452,132	0	1,452,132

†Includes 1,444,632 shares of common stock and options that are exercisable within 60 days of the filing of this report to acquire 7,500 shares of common stock.

*The percentage is calculated based upon total outstanding shares of 9,591,861 as of November 16, 2015 as set forth in the Issuer’s Form 10-Q filed on November 17, 2015.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Schedule 13G	Page 9 of 10

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

THE PENINSULA FUND V LIMITED PARTNERSHIP

By:	Peninsula Fund V Management L.L.C.
Its:	General Partner

	By:	Peninsula Capital Partners L.L.C.
	Its:	Manager

		By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

PENINSULA FUND V MANAGEMENT L.L.C.

	By:	Peninsula Capital Partners L.L.C.
	Its:	Manager

		By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

PENINSULA CAPITAL PARTNERS L.L.C.

By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

SCOTT A. REILLY

By:	/s/ Scott A. Reilly
Scott A. Reilly

Schedule 13G	Page 10 of 10

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of Unique Fabricating, Inc., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2016.

THE PENINSULA FUND V LIMITED PARTNERSHIP

By:	Peninsula Fund V Management L.L.C.
Its:	General Partner

	By:	Peninsula Capital Partners L.L.C.
	Its:	Manager

		By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

PENINSULA FUND V MANAGEMENT L.L.C.

	By:	Peninsula Capital Partners L.L.C.
	Its:	Manager

		By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

PENINSULA CAPITAL PARTNERS L.L.C.

		By:	/s/ Scott A. Reilly
Scott A. Reilly
President &
Chief Investment Officer

SCOTT A. REILLY

		By:	/s/ Scott A. Reilly
Scott A. Reilly